Filed Pursuant to Rule 424(b)(3)
Registration No. 333-261284

PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated April 11, 2023)

Up to 1,582,025 Shares of Class A Common Stock

This prospectus supplement updates and supplements the prospectus dated April 11, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-3 (No. 333-261284), as amended by Post-Effective Amendment No. 1 to Form S-3 on Form S-1 filed with the U.S. Securities and Exchange Commission on April 3, 2023 (the “Registration Statement”), relating to the offer and sale from time to time by the selling stockholders identified in the Prospectus, and any of their respective permitted assignees, (each, a “Selling Stockholder” and collectively, the “Selling Stockholders”) of up to 1,582,025 shares of Class A common stock, par value $0.0001 (the “common stock”), of Shift Technologies, Inc. (the “Company”). These shares are issuable upon conversion or redemption of the Company’s 4.75% Convertible Senior Notes due 2026. We are not selling any shares covered by the Prospectus and will not receive any proceeds from the sale of shares of common stock by the Selling Stockholders pursuant to the Prospectus.

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 14, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, are subject to reduced public company reporting requirements.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 14, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 14, 2023 (June 9, 2023)

SHIFT TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38839	82-5325852
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

290 Division Street, Suite 400, San Francisco, CA	94103
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (855) 575-6739

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SFT	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act.  ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Ayman Moussa as Chief Executive Officer

On June 9, 2023, the Board of Directors of Shift Technologies, Inc. (the “Company” or “Shift”) appointed Ayman Moussa as the Company’s Chief Executive Officer, to succeed Jeff Clementz, in each case effective as of June 9, 2023 (the “Transition Effective Date”). Mr. Moussa was appointed to a vacant position on the Board of Directors on the Transition Effective Date, to serve as a Class II director.

Mr. Moussa, age 42, founded and developed one of the largest automotive multi-franchised and pre-owned dealership groups in the San Francisco Bay Area, Carnamic. Mr. Moussa has served as a director and in various executive management roles, including Chief Executive Officer, of the Carnamic group entities in the past five years. Mr. Moussa has also served as a senior advisor to Flux EV, Inc., dba Zevvy, an electric vehicle financing company, since June 2021. Mr. Moussa holds a Doctor of Education in Organizational Leadership and a Master of Science in Information Systems from the University of San Francisco, and a Bachelor of Science in Computer Science from the Lebanese American University.

There are no family relationships between Mr. Moussa and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company. Mr. Moussa is not a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Pursuant to the employment agreement entered into between the Company and Mr. Moussa, dated June 9, 2023 (the “Employment Agreement”), Mr. Moussa will receive an annual base salary of $500,000. Mr. Moussa will also receive a signing bonus equal to $500,000, payable in two equal installments on the payroll dates immediately following June 9, 2023 and December 9, 2023, respectively, and subject to continued employment with the Company through each applicable payment date.

Also pursuant to the Employment Agreement, Mr. Moussa will be granted an equity award (the “Employment Inducement Award”) of 1,900,000 restricted stock units (“RSUs”), subject to approval by the Leadership Development, Compensation and Governance Committee of the Board of Directors. 950,000 RSUs will vest based on the passage of time (“Time RSUs”) and 950,000 RSUs will vest based on the passage of time and achievement of certain performance metrics (“Performance RSUs”), in each case subject to continued employment through the applicable vesting date. 237,500 Time RSUs will vest on June 30, 2024 and the remaining Time RSUs will vest quarterly in equal installments over the following three years. 190,000 Performance RSUs will vest on December 31, 2023 subject to the achievement of a specified EBITDA metric. The remaining Performance RSUs will vest over calendar years 2024 through 2027 subject to the achievement of specified stock price metrics and certain minimum periods of service. The Company will grant the Employment Inducement Award outside of its equity incentive plans in accordance with Nasdaq Listing Rule 5635(c)(4).

The foregoing description of the Employment Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Employment Agreement, a copy of which is filed hereto as Exhibit 10.1 and is incorporated herein by reference.

Jeff Clementz Transition

On the Transition Effective Date, Jeff Clementz transitioned from his role as Chief Executive Officer of the Company to serving as a strategic advisor to Mr. Moussa, the Board of Directors and the management team of the Company for a transition period. Also on the Transition Effective Date, Mr. Clementz resigned as a director of the Company. Mr. Clementz’s transition is not the result of any disagreements over the Company’s business, operations, or strategic direction.

Item 8.01. Other Events.

On June 9, 2023, the Company issued a press release announcing the appointment of Mr. Moussa to Chief Executive Officer of the Company and the transition of Mr. Clementz from the Company as Chief Executive Officer, a copy of which is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

10.1	Employment Agreement dated June 9, 2023, between the Company and Ayman Moussa.
99.1	Press Release dated June 9, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHIFT TECHNOLOGIES, INC.

Dated: June 14, 2023	/s/ Oded Shein
	Name:	Oded Shein
	Title:	Chief Financial Officer

2

Exhibit 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is entered into on June 9, 2023 by and among Shift Technologies, Inc. (the “Company”), Shift Platform, Inc. (“Shift”), and Ayman Moussa (the “Executive”), collectively referred to herein as the “Parties.”

WHEREAS, the board of directors (the “Board”) of the Company desires to appoint the Executive as Chief Executive Officer of the Company and the Executive desires to accept such position;

WHEREAS, the board of directors of Shift desires to appoint the Executive as Chief Executive Officer of Shift and the Executive desires to accept such position;

WHEREAS, the Parties desire to enter into this Agreement to reflect the terms and conditions of the Executive’s employment with the Company and Shift; and

WHEREAS, the Executive has agreed to certain confidentiality and non-solicitation covenants herein in consideration of the benefits provided to the Executive under this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual promises and covenants contained herein, the Parties, intending to be legally bound, hereby agree as follows:

1. Employment.

(a) Term. This Agreement shall commence on June 9, 2023 or such other date as mutually agreed to by the Parties (the “Effective Date”) and continue until terminated pursuant to the terms of this Agreement (the “Term”).

(b) Duties. Effective as of the Effective Date and during the remainder of the Term, the Executive shall be employed by the Company as its Chief Executive Officer and shall serve the Company faithfully and to the best of the Executive’s ability. The Executive shall devote the Executive’s full business time, attention, skill and efforts to the performance of the duties required by or appropriate for the Executive’s position with the Company. The Executive shall comply with all written rules and policies of the Company, inclusive of any Code of Conduct. The Executive shall report to the Board and shall perform such duties commensurate with the Executive’s office as contained in the bylaws of the Company or as the Executive shall reasonably be directed by the Board, including if requested, serving in positions at, and providing services to, any parent, subsidiary or affiliate of the Company (collectively with the Company, the “Company Entities” and each a “Company Entity”). The Executive shall be required to work from time to time at the Company’s headquarters (i.e., the primary work location of the senior management team, currently in San Francisco, California) as requested by the Board. The Executive’s primary work location, subject to the Executive’s ability to perform the essential functions of Executive’s employment, shall be the Executive’s home office in the State of California, provided that, (i) such remote work situation shall not materially interfere with the Executive’s ability to perform the Executive’s duties under this Agreement, and (ii) the Executive’s working hours shall be substantially aligned with the working hours of the Company’s workforce generally. The Executive shall engage in such reasonable business travel as may be required to perform the Executive’s duties. References to Company throughout this Agreement shall refer to the Company Entities except where the context clearly indicates otherwise.

(c) Best Efforts. Except for vacation, absences due to temporary illness and absences resulting from Disability (as defined below), the Executive shall devote the Executive’s business time, attention and energies on a substantially full-time basis to the performance of the duties and responsibilities referred to in subsection (b) above.

(d) Outside Activities. The Executive shall not during the Term be engaged in any other business activity (including, without limitation, service as a member of the board of directors of any publicly traded or privately held companies) absent the prior written consent of the Board (which consent shall not unreasonably be withheld, delayed or conditioned), including any other business activity which, in the reasonable judgment of the Board, would conflict with the ability of the Executive to perform the Executive’s duties under this Agreement, whether or not such activity is pursued for gain, profit or other pecuniary advantage. Nothing in this Section 1(d) shall prevent the Executive from engaging in additional activities in connection with personal investments and community affairs, including serving on civic or charitable boards; provided, however, that such service or activities do not materially interfere with the Executive’s duties under this Agreement.

(e) Appointment to the Board. On or as soon as reasonably practicable following the Effective Date, the Executive will be appointed a member of the Board and the Company will include the Executive as a nominee for election as a director at each applicable annual shareholder meeting during the Term. During the Term, the Executive agrees to act as a director on the Board and as a director and/or officer of other Company Entities without further compensation.

2. Base Salary. During the Term, the Company shall pay to the Executive a base salary of $500,000 annually (prorated for any partial years of employment, including 2023), which shall be subject to review and, at the option of the Board (or the Leadership Development, Compensation and Governance Committee of the Board (the “Compensation Committee”) to the extent delegated by the Board), subject to increase (such salary, as the same may be increased from time to time as aforesaid, being referred to herein as the “Base Salary”). The Base Salary shall be reviewed on an annual basis for increases in accordance with the review process for senior level executives of the Company. The Base Salary shall be payable in accordance with the Company’s normal payroll practices.

3. Incentive Compensation.

(a) Signing Bonus. The Executive shall be eligible to receive a signing bonus equal to $500,000 (the “Signing Bonus”) following his commencement of employment with the Company. The Company shall pay the Signing Bonus in two equal installments, with (i) the first installment payable on the Effective Date, and (ii) the second installment payable on the six-month anniversary of the Effective Date; in each case, the payment of such installment is subject in all respects to the Executive’s employment through the applicable payment date. Each installment of the Signing Bonus shall be paid on the payroll date immediately following the applicable payment date. The Executive must be employed through each payment date to earn and receive each applicable installment of the Signing Bonus. In the event that the Executive voluntarily resigns employment with the Company without Good Reason or is terminated by the Company for Cause prior to the one-year anniversary of the Effective Date, and subject to Section 8(c)(ii), the Executive must return to the Company a pro rata portion of the Signing Bonus actually received (net of any and all taxes) within thirty (30) days of the Executive’s termination of employment. The pro rata portion of the Signing Bonus (actually received) to be returned shall be determined by multiplying (x) the Signing Bonus actually received (net of any and all taxes) by (y) a fraction (which shall not exceed 364/365), the numerator of which is 365 minus the number of days that have passed since the Effective Date and the denominator of which is 365.

(b) Long-Term Incentive Compensation. The Executive shall be eligible to participate in all equity compensation plans and programs in place at the Company and shall receive such grants as may be provided from time to time by the Company to its officers as determined by the Board in its sole discretion. Executive shall be granted an equity award by the Company pursuant to an equity grant agreement substantively consistent with the form attached hereto as Exhibit A (the “2023 Equity Grant”), on the date the Company next approves equity grants, which shall be no later than June 30, 2023.

4. Benefits. During the Term, the Executive shall be eligible to participate in certain retirement and welfare benefit plans and programs (including plans providing change of control protection, compensation, and/or benefits, but excluding equity compensation plans) made available to the Company’s executives as a group, as such retirement and welfare plans and programs may be in effect from time to time and subject to the eligibility requirements of such plans and programs. Except as expressly provided for herein, nothing in this Agreement shall prevent the Company from amending or terminating any incentive, equity compensation, retirement, welfare or other employee benefit plans, programs, policies or perquisites from time to time as the Company deems appropriate. For the avoidance of doubt, nothing in this Section 4 shall be construed as resulting in the duplication of any benefits payable to the Executive.

5. Paid Time Off. During the Term, the Executive shall be entitled to paid time off (vacation, holiday, and sick leave), in accordance with the Company’s policies.

6. Reimbursement of Expenses. During the Term, the Company shall reimburse the Executive, in accordance with the policies and practices of the Company in effect from time to time, for all reasonable and necessary traveling expenses and other disbursements incurred by the Executive for or on behalf of the Company in connection with the performance of the Executive’s duties hereunder upon presentation by the Executive to the Company of appropriate documentation therefore.

7. Indemnification. The Executive, as an officer and/or director, shall be entitled to indemnification from the Company to the fullest extent permitted by applicable Delaware law. This indemnification shall include the Executive's right to request the Company to advance to the Executive reasonable attorneys' fees and expenses as such fees and expenses are incurred (subject to an undertaking by the Executive to repay such advances if it is ultimately determined that the Executive is not entitled to be indemnified by the Company as authorized under applicable law). No amendment, modification or repeal of the indemnity provisions in the governing documents of the Company shall have the effect of limiting or denying any such rights with respect to actions taken or proceedings arising prior to any amendment, modification or repeal. The rights in this Section 7 shall not be exclusive of any other right that the Executive may have or hereafter acquire with respect to indemnification and advancement and payment of expenses.

8. Termination without Cause, Resignation for Good Reason or Change of Control Termination. If the Executive’s employment is terminated by the Company without Cause (as defined below), other than due to Disability by the Executive for Good Reason (as defined below); or the Executive experiences a Change of Control Termination (as defined below), the provisions of this Section 8 shall apply.

(a) The Company may terminate the Executive’s employment with the Company at any time without Cause with prior written notice to the Executive and the Executive may resign for Good Reason (as defined below).

(b) Unless the Executive complies with the Release Requirement (as defined below), no other payments or benefits shall be due under this Agreement to the Executive, but the Executive shall be entitled to any amounts earned, accrued and owing, but not yet paid under Section 2, any vacation earned but not yet taken under Section 5, reimbursement of expenses in accordance with Section 6, and any benefits accrued and due in accordance with the terms of any applicable benefit plans and programs of the Company (the “Accrued Obligations”).

(c)  Notwithstanding the provisions of Section 8(b), upon termination under Section 8(a) above, subject to the Release Requirement, and so long as the Executive continues to comply with the provisions of Section 15 below, in addition to the Accrued Obligations, the Executive shall be entitled to receive:

(i) Continuation of the Executive’s Base Salary for twelve (12) months (the “Severance Term”), at the rate in effect for the year in which the Executive’s date of termination occurs, which amount shall be paid in regular payroll installments over the applicable period following the Executive’s termination date;

(ii) If the Executive’s employment terminates prior to the first (1st) anniversary of the Effective Date, the Executive shall be eligible to receive the Signing Bonus (less any portion already paid) which shall be paid within 30 days of the Release Effective Date and the last two sentences of Section 3(a) shall not apply; and

(iii) If the Executive timely and properly elects health continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), then continued health (including hospitalization, medical, dental, vision etc.) insurance coverage substantially similar in all material respects as the coverage provided to the Company’s then other active senior executives for twelve (12) months; provided that the Executive shall pay an amount equal to the amount active employees pay for such coverage per month as of the date of the Executive’s termination and the period of COBRA health care continuation coverage provided under section 4980B of the Internal Revenue Code, as amended and the regulations and guidance promulgated thereunder (the “Code”) shall run concurrently with the period; provided further that, notwithstanding the foregoing, the amount of any benefits provided by this Section 8(c)(iii) shall be reduced or eliminated to the extent the Executive becomes entitled to duplicative benefits by virtue of the Executive’s subsequent or other employment. The Executive agrees to promptly advise the Company if the Executive becomes eligible for such duplicative benefits. The Executive acknowledges that the payments pursuant to this Section 8(c)(i)-(iii) are taxable and subject to applicable withholding and payroll taxes.

(d) Notwithstanding the provisions of Section 8(b), upon termination under Section 8(a) above prior to July 1, 2024, subject to the Release Requirement, and so long as the Executive continues to comply with the provisions of Section 15 below, in addition to the Accrued Obligations and the payments and benefits described in Section 8(c), the Executive shall be entitled to receive pro rata accelerated vesting for that number of the Time RSUs scheduled to vest on June 30, 2024 pursuant to the 2023 Equity Grant (the “Initial Time RSUs”) determined by multiplying (x) the Initial Time RSUs by (y) a fraction (which shall not exceed 364/365), the numerator of which is the number of days that have passed between the Effective date and the last day of Executive’s employment with the Company and the denominator of which is 365.

(e) Notwithstanding the provisions of Section 8(b), upon termination under Section 8(a) above between January 1, 2024 and March 31, 2024, subject to the Release Requirement, and so long as the Executive continues to comply with the provisions of Section 15 below, in addition to the Accrued Obligations and the payments and benefits described in Section 8(c) and 8(d), on March 31, 2024 the Executive shall vest in that number of the PSUs scheduled to vest on March 31, 2024 (the “Initial PSUs”) based on the actual achievement of the relevant performance criteria applicable to the Initial PSUs.

(f) Notwithstanding the provisions of Section 8(b), and subject to the satisfaction of the Release Requirement, upon the Executive’s Change of Control Termination, and so long as the Executive continues to comply with the provisions of Section 15 below, in addition to the above, the Executive shall be entitled to receive full vesting of all outstanding unvested equity awards held by the Executive and issued by any of the Company Entities, which awards shall become vested as of the Release Effective Date (with any unvested performance-based equity awards, other than the 2023 Equity Grant, being deemed to vest at target level). For the avoidance of doubt, the performance-based portion of the 2023 Equity Grant shall vest in accordance with the terms of the 2023 Equity Grant agreement.

9. Voluntary Termination. The Executive may voluntarily terminate the Executive’s employment for any reason or no reason, with prior written notice (which voluntary termination notice shall specify the date of termination which shall be no less than thirty (30) days following the date of delivery of such notice, or such earlier date as the Company may choose for such termination at any time after receipt of such notice). In such event (other than a resignation with Good Reason), after the effective date of such termination, no payments shall be due under this Agreement, except that the Executive shall be entitled to the Accrued Obligations.

10. Death; Disability. If the Executive’s employment is terminated by the Company by reason of death or, subject to the requirements of applicable law, Disability, upon the Executive’s date of termination or death, no payments shall be due under this Agreement, except that the Executive (or in the event of the Executive’s death, the Executive’s executor, legal representative, administrator or designated beneficiary, as applicable), shall be entitled to the Accrued Obligations.

11. Cause. The Company may terminate the Executive’s employment at any time for Cause upon written notice to the Executive, in which event all payments under this Agreement shall cease, except for the Accrued Obligations.

12. Application of Section 280G. If a determination is made that any of the payments and/or benefits received or to be received by the Executive in connection with a Change of Control, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement, or otherwise, constitute “parachute payments” within the meaning of Code Section 280G (collectively, “280 Payments”) and will be subject to the excise tax imposed under Code Section 4999 (the “Excise Tax”), then such payments to Executive under this Section 12 shall be equal to either (i) the largest portion of the 280G Payments that would still result in no portion of the 280G Payments being subject to the Excise Tax (the “Reduced Payment”) or (ii) the total 280G Payments, whichever ((i) or (ii)) is determined will result in the Executive’s receipt, on an after-tax basis, of the greater after tax payment. The Excise Tax calculation shall be based on a reasonable determination with respect to the value, if any, which can be assigned to any restrictive covenants in effect for the Executive, and the Reduced Payment shall be determined so that the economic loss to the Executive as a result of the reduction shall be minimized to the extent permissible under Code Sections 280G and 409A. Finally, all determinations to be made under this Section 12 shall be made by an independent accounting firm, consulting firm or other independent service provider selected by the Company prior to the Change of Control (the “Firm”), which shall provide its determinations and any supporting calculations both to the Company and the Executive within ten (10) days of the Change of Control. Any such determination by the Firm shall be binding upon the Company and the Executive. All of the fees and expenses of the Firm in performing the determinations referred to in this Section 12 shall be borne solely by the Company. In addition, if, at the time a Change of Control transaction occurs, the Company is a corporation no stock in which is readily tradable on an established securities market (or otherwise) within the meaning of Code Section 280G(b)(5)(A)(ii)(I), then, the Company shall seek a stockholder vote in accordance with Code Section 280G(b)(5)(B).

13. Definitions.

(a) Cause. For purposes of this Agreement, “Cause” shall mean (i) the Executive has been convicted or entered a plea of guilty or nolo contendere in a federal or state court of a crime classified as a felony or a crime involving moral turpitude; (ii) action or inaction by the Executive (A) that constitutes embezzlement, theft, misappropriation or conversion of assets of any Company Entity which alone or together with related actions or inactions involve assets of more than a de minimis amount or that constitutes intentional fraud, gross malfeasance of duty, or conduct grossly inappropriate to the Executive’s office, and (B) such action or inaction has adversely affected or is likely to adversely affect the business of the Company Entities, taken as a whole, or has resulted or is intended to result in a direct or indirect gain or personal enrichment of the Executive (or the Executive’s relatives or other similar close relations, as applicable) to the detriment of any Company Entity; (iii) the Executive has been grossly inattentive to, or in a grossly negligent manner failed to competently perform, the Executive’s job duties and the failure was not cured within 30 days after written notice from the Company; (iv) breach by the Executive of any material provision of this Agreement; (v) material violation of any Company’s Code of Conduct, or term of any agreement between the Executive and the Company; or (vi) substantial or habitual abuse of alcohol and/or drugs, including prescription medication or similar substances that impair the Executive’s job performance. Any termination of the Executive’s employment by the Company for Cause shall be communicated by written notice from the Company to the Executive, which notice shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under this provision (the “Notice of Termination”). The Executive shall not be deemed to have been terminated for Cause unless and until (x) the Executive receives a Notice of Termination from the Company; (y) the Executive is given the opportunity to be heard before the Board; and (z) the Board finds in its good faith opinion, the Executive engaged in the conduct set forth in the Notice of Termination. The Board may retroactively deem a termination of the Executive’s employment to have been for “Cause” if circumstances constituting “Cause” existed prior to the Executive’s date of termination, but become known to the Board after the date of termination.

(b) Change of Control. For purposes of this Agreement, a “Change of Control” shall have the same meaning ascribed to such term under the Company’s 2020 Omnibus Equity Compensation Plan, as in effect on the date hereof and as may be amended from time to time, or such successor plan.

(c) Disability. For purposes of this Agreement, “Disability” shall mean the Executive is unable to perform the essential functions of the Executive’s position with the Company, either with or without a reasonable accommodation, by reason of physical or mental incapacity for a period of six consecutive months, subject to any obligations or limitations imposed by federal, state or local laws, including any duty to accommodate Executive under the federal Americans with Disabilities Act or applicable state or local law.

(d) Good Reason. For purposes of this Agreement, “Good Reason” shall constitute any of the following circumstances if they occur without the Executive’s express written consent during the Term: (i) the Executive’s duties and responsibilities as set forth in Section 1 hereof are materially reduced, including, but not limited to, the appointment of a co-Chief Executive Officer of the Company, the Executive becoming the chief executive officer of a division or subsidiary instead of the Chief Executive Officer of the ultimate parent company, or the Executive no longer reporting directly to the Board; (ii) the failure of the Board to nominate the Executive for election or reelection as a director of the Company; (iii) the Company requires that the Executive’s primary location of employment be more than 50 miles from the location of the Company’s principal offices as of the date of this Agreement; (iv) a reduction in the Executive’s Base Salary as provided in Section 2 hereof; or (v) a breach by the Company of any material provision of this Agreement. The Executive must provide the Company with a Notice of Termination no later than 60 calendar days after the Executive knows or should have known that an event constituting Good Reason has occurred. Following delivery of the Executive’s Notice of Termination, the Company shall have 30 calendar days to rectify the circumstances causing Good Reason. If the Company fails to rectify the events causing Good Reason within said 30 day period, or if the Company delivers to the Executive written notice stating that the circumstances cannot or shall not be rectified, the Executive shall be entitled to assert Good Reason and terminate employment as of the expiration of the 60 day period after delivery of the Executive’s Notice of Termination (or, if earlier, upon receipt of a written notice stating that the circumstances cannot or shall not be rectified). Should the Executive fail to provide the required Notice of Termination in a timely manner, Good Reason shall not be deemed to have occurred as a result of the event. The Term shall not be deemed to have expired during the notice period, however, as long as the Executive has provided Notice of Termination within the Term.

(e) Release Requirement. Notwithstanding anything herein to the contrary, the Executive shall not be entitled to receive any payment that is subject to the requirements of this Section 13(e) (the “Release Requirement”) unless, in each case, the Executive (or the Executive's legal representative) has executed and delivered to the Company a general release in the form attached hereto as Exhibit B (subject to updates for changes in law and facts, as reasonably determined by the Company) (the “General Release”), which General Release shall be in full force and effect (and no longer subject to revocation) within sixty (60) calendar days after the Executive's termination of employment. The General Release will become effective on the eighth (8th) calendar day after the Executive signs and delivers such release, provided that the Executive does not timely revoke it (the “Release Effective Date”). To the extent that any payment subject to the Release Requirement is deferred compensation under Section 409A that is not otherwise exempt from the application of Section 409A, and if the sixty (60) calendar day period referenced in the preceding sentence spans two calendar years, then, solely to the extent necessary to avoid the incurrence of adverse personal tax consequences under Section 409A, the payment of such amount will not occur until the second calendar year.

(f) Change of Control Termination. For purposes of this Agreement, “Change of Control Termination” shall mean the Executive’s employment is terminated by (i) the Company other than for Cause and other than due to the Executive’s death or Disability, or (ii) the Executive for Good Reason, in each case, that occurs in connection with or within fifteen (15) months following a Change of Control. For the avoidance of doubt, any voluntary termination of employment by the Executive other than for Good Reason shall not constitute a Change of Control Termination

14. Representations, Warranties and Covenants of the Executive.

(a) Restrictions. The Executive represents and warrants to the Company that:

(i) There are no restrictions, agreements or understandings whatsoever to which the Executive is a party which would prevent or make unlawful the Executive’s execution of this Agreement or the Executive’s employment hereunder, which is or would be inconsistent or in conflict with this Agreement or the Executive’s employment hereunder, or would prevent, limit or impair in any way the performance by the Executive of the obligations hereunder; and

(ii) The Executive has disclosed to the Company all restraints, confidentiality commitments, and other employment restrictions that the Executive has with any other employer, person or entity.

(b) Obligations to Former Employers. The Executive covenants that in connection with the Executive’s provision of services to the Company, the Executive shall not breach any obligation (legal, statutory, contractual, or otherwise) to any former employer or other person, including, but not limited to, obligations relating to confidentiality and proprietary rights.

(c) Obligations upon Termination. Upon and for a period of twelve (12) months after the Executive’s termination or cessation of employment with the Company, the Executive shall provide a complete copy of this Agreement to any person, entity or association which the Executive proposes to be employed, affiliated, engaged, associated or to establish any business or remunerative relationship prior to the commencement of any such relationship.

15. Restrictive Covenants.

(a) Non-Solicitation. In consideration of the promises contained herein and the consideration to be received by the Executive hereunder (including, without limitation, the potential compensation described in Sections 8, 9, 10 and 12, if any), without the prior written consent of the Company, during the Term (and except for the benefit of the Company Entities) and, subject to applicable law, for a period of twelve (12) months immediately following the Executive’s separation from the Company, however caused, the Executive shall not, directly or indirectly, either for or on behalf of the Executive or any other person or entity, solicit or induce or attempt to solicit or induce any employee, consultant or independent contractor of any Company Entity, to discontinue employment or engagement with such Company Entity; or otherwise interfere or attempt to interfere with the relationships between any Company Entity, and their employees, consultants, or independent contractors. This provision does not apply to any employee or contractor who responds to a general advertisement not targeted at any specific employees or contractors of any Company Entity or to any employee or contractor who independently seeks employment with the Executive’s subsequent employer through no solicitation or contact by the Executive.

(b) Non-Disparagement. The Executive shall not disparage the Company Entities or their respective officers, directors, investors, employees, and affiliates or make any public statement reflecting negatively on the Company Entities or their respective officers, directors, investors, employees, and affiliates, including (without limitation) any matters relating to the operation or management of the Company Entities, irrespective of the truthfulness or falsity of such statement. The Company shall instruct and take all reasonable steps to cause its officers and members of the Board not to disparage the Executive on any matters relating to the Executive’s services to the Company Entities, business, professional or personal reputation or standing in the Company’s industry, irrespective of the truthfulness or falsity of such statement. Nothing in this Section 15(b) shall prohibit the Parties from testifying truthfully in any forum or to any governmental agency, and nothing herein prevents the Executive from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that Executive has reason to believe is unlawful.

(c) Proprietary Information. At all times the Executive shall hold in strictest confidence and will not disclose, use, lecture upon or publish any Proprietary Information (defined below) of the Company Entities, except as such disclosure, use or publication may be required in connection with the Executive’s work for the Company Entities, or unless the Company expressly authorizes such disclosure in writing or it is required by law or in a judicial or administrative proceeding in which event the Executive shall promptly notify the Company of the required disclosure and assist the Company if a determination is made to resist the disclosure. For purposes of this Section 15(c), “Proprietary Information” shall mean any and all confidential and/or proprietary knowledge, data or information of the Company or its respective affiliated entities, including (without limitation) any information relating to financial matters, investments, budgets, business plans, marketing plans, personnel strategies, business contacts, products, processes, know-how, designs, methods, improvements, discoveries, inventions, ideas, data, programs, and other works of authorship; provided, that it shall not include any information that is or becomes publicly available through no fault of the Executive.

(d) Invention Assignment.

(i) Company Ownership. The Executive acknowledges and agrees that the Company owns, and has all rights, title and interests in and to, the Company Property (as defined below). To the extent that any Company Property is capable of protection by copyright as a work made for hire, such Company Property is a work made for hire, as defined in the United States Copyright Act (17 U.S.C. Section 101), and ownership of all copyrights worldwide (including all renewals and extensions) therein vests in the Company from the time of creation. To the extent not already vested in or assigned to the Company, the Executive agrees to and does hereby irrevocably assign, transfer and grant to the Company, its successors and assigns, all rights, title and interests in and to any and all Company Property, free and clear of all liens and encumbrances, and without further consideration. The Company, and its successors and assigns, accept all such rights, title and interests. To the extent the Executive retains any Moral Rights (as defined below), the Executive hereby irrevocably waives, to the extent permitted by applicable law, such Moral Rights (and any claims for such rights) as may have existed in the past, exist now or come into existence in the future.

(ii) “Work Product” means any and all discoveries, inventions, concepts, formulas, ideas, confidential or proprietary information, know-how, trade secrets, techniques, technologies, research, development, prototypes, designs, engineering and manufacturing information, processes, products, services, methods, systems, improvements, modifications, derivative works, specifications, requirements, data, parameters, drawings, reports, hardware, algorithms, flow charts, software (including all programs, code, firmware, source code, object code, executable code and related documentation), works of authorship, proposals, customer, sales, marketing, and purchasing information, other information and materials, and any and all tangible embodiments of any of the foregoing (in each case whether or not technical, business or financial, and whether or not patentable, copyrightable or registerable) that may be, are, have been, or were created, conceived, reduced to practice, prepared, contributed, developed or learned by the Executive, either alone or jointly with others, resulting from or in the course of employment with the Company Entities. For purposes of clarity and avoidance of doubt, Work Product shall not include any of the above to the extent developed in the course of the Executive’s provision of services as a member of the board of directors of another company as permitted pursuant to Section 1(c).

(iii) “Company Property” means any and all Work Product as well as any and all trade secrets, trademarks, service marks, associated goodwill, patents (including utility models, utility patents and design patents), copyrights, design rights, economic rights, mask works, database rights, the right of priority, publicity rights, privacy rights, shop rights, and all other intellectual property or proprietary rights in and to the Work Product, in any jurisdictions throughout the worldwide, whether registered or unregistered, whether published or not published, including all applications, including all registrations, certificates, governmental grants, and renewals for any of the foregoing, and including all rights to claim priority, file applications, and obtain grants, renewals and extensions in connection with any of the foregoing, all rights to assert, defend and recover title in connection with any of the foregoing, and all rights to sue and recover for any past, present and future infringement, misappropriation, violation, injunctive relief, damages, lost profits, royalties, and payments in connection with any of the foregoing, in each case, as may have existed in the past, exist now, or come into existence in the future throughout the world. To the fullest extent allowed by law, the Company Property includes any and all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights,” “artist’s rights,” “droit moral,” or the like in and to the Work Product (the “Moral Rights”).

(iv) Prior Materials. If the Executive utilizes or incorporates any Prior Materials (as defined below) in connection with or into any Company Property or any business, operation, products or services of any of the Company or the Company Entities, (i) the Executive shall inform the Company of such utilization or incorporation, in writing, in advance of such utilization or incorporation, and (ii) whether or not the Executive complies with the foregoing provision, to the maximum extent permitted by applicable law, the Company and the Company Entities are hereby granted a nonexclusive, fully-paid up, royalty-free, perpetual, irrevocable, worldwide license (including the right to sublicense for multiple tiers) under the Prior Materials and all intellectual property rights therein to use, execute, reproduce, transmit, display, perform, prepare derivative works based upon and distribute (internally and externally) copies of any and all Prior Materials and derivative works thereof, to use, make, sell, offer to sell, import and export any and all products, methods and services, and to perform any and all activities that may constitute direct or indirect infringement of any of the intellectual property rights in the Prior Materials. “Prior Materials” means any and all inventions, improvements, developments, formulas, procedures, methods, processes, techniques, concepts, discoveries, works of authorship and other information and materials owned by the Executive or in which the Executive has an interest, including listed on Exhibit C. The Executive shall provide Exhibit C, to be attached to this Agreement no later than the Effective Date.

(v) Further Assistance. The Executive will deliver promptly to the Company or its designee (without charge to the Company but at the expense of the Company) such written instruments and do such other acts as may be necessary to preserve the property rights, to obtain, maintain and enforce applications and registrations, and to effect or perfect the rights and ownership of the Company, its successors, and assigns in connection with any Company Property, including (i) executing assignments, declarations, powers of attorney and other documents related to any Company Property, (ii) rendering assistance in making, filing, prosecuting, maintaining and registering applications related to any Company Property, and (iii) rendering assistance in connection with defending and enforcing any Company Property. The Executive hereby irrevocably designates and appoints the Company, its successors and assigns and their designees, as the Executive’s agent and attorney-in-fact, with full power of substitution and revocation, to act for and on behalf of the Executive, to execute, verify and file any such document and to do all other lawfully permitted acts to further the purposes of this Section, with the same force and effect as if the Executive had signed the documents or taken those actions itself.

(vi) Records. The Executive agrees to keep accurate, complete and timely records of all Work Product. The Executive agrees to promptly and fully disclose and describe all Company Property in writing to the Company.

(vii) Exclusions. The Executive understands and acknowledges that the Executive has been advised, pursuant to Section 2872 of the California Labor Code, that the provisions of this Agreement requiring the assignment of inventions do not apply to any invention that qualifies fully under Section 2870 of the California Labor Code, which provides:

“(a)	Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1)	Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(2)	Result from any work performed by the employee for the employer.”

(e) Return of Property. Upon termination of the Executive’s employment with the Company for any reason, voluntarily or involuntarily, and at any earlier time the Company requests, the Executive will deliver to the person designated by the Company all originals and copies of all documents and property of the Company in the Executive’s possession, under the Executive’s control or to which the Executive may have access. The Executive will not reproduce or appropriate for the Executive’s own use, or for the use of others, any property, Proprietary Information or Work Product.

(f) Permitted Conduct. Notwithstanding the foregoing restrictions, nothing in this Agreement shall (i) prohibit the Executive from owning a five (5%) percent or smaller interest in any corporation required to file period reports with the United States Securities and Exchange Commission, so long as the Executive performs no services or lends any assistance to such corporation during the Term; (ii) deny the Executive the right to disclose information about unlawful acts in the workplace, including, but not limited to, sexual harassment; (iii) prohibit the Executive from providing documents or information to, or testifying or otherwise assisting in any investigation or proceeding brought by, any federal or state regulatory or law enforcement agency or legislative body, or any self-regulatory organization or filing, testifying, participating in, or otherwise assisting in a proceeding relating to an alleged violation of any federal, state, or municipal law relating to fraud, whistleblowing or any rule or regulation of the Securities and Exchange Commission or other self-regulatory organization; (iv) prohibit the Executive from filing an administrative charge or complaint with a government agency including the Equal Employment Opportunity Commission and/or participating in an investigation by the government agency; or (v) prohibit the Executive from making any disclosure of information required by process of law. The Company provides notice pursuant to the Defend Trade Secrets Act of 2016 that the Executive shall not be held criminally or civilly liable under any federal or state trade secret law for disclosing trade secrets where the disclosure is made: (x) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; (y) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; or (z) to an attorney for use in a court proceeding in connection with a lawsuit against the employer for retaliation for reporting a suspected violation of law if the information is filed under seal and not disclosed except pursuant to court order.

16. Miscellaneous Provisions.

(a) Entire Agreement; Amendments.

(i) This Agreement and the other agreements referred to herein contain the entire agreement between the Parties hereto and supersede any and all prior agreements and understandings concerning the Executive’s employment by the Company.

(ii) This Agreement shall not be altered or otherwise amended, except pursuant to an instrument in writing signed by each of the Parties hereto.

(b) Descriptive Headings. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provisions of this Agreement. When the context admits or requires, words used in the masculine gender shall be construed to include the feminine, the plural shall include the singular, and the singular shall include the plural.

(c) Notices. All notices or other communications pursuant to this Agreement shall be in writing and shall be deemed to be sufficient if delivered personally, telecopied, sent by nationally-recognized, overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)	if to the Company, to:

General Counsel and Corporate Secretary

Shift Technologies, Inc.

290 Division St, Suite 400, San Francisco, CA 94103

scott.hodgdon@shift.com

with a copy to:

Raymond Sinnappan

Jenner & Block LLP

353 N. Clark Street, Chicago, IL 60654

rsinnappan@jenner.com

(ii)	if to the Executive, to the address in the Company’s personnel records.

All such notices and other communications shall be deemed to have been delivered and received (A) in the case of personal delivery, on the date of such delivery, (B) in the case of delivery by telecopy, on the date of such delivery, (C) in the case of delivery by nationally-recognized, overnight courier, on the Business Day following dispatch, and (D) in the case of mailing, on the third Business Day following such mailing. As used herein, “Business Day” shall mean any day that is not a Saturday, Sunday or a day on which banking institutions in the state of California are not required to be open.

(d) Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. This Agreement may be executed and delivered by facsimile.

(e) Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the state of California applicable to contracts made and performed wholly therein without regard to rules governing conflicts of law, provided that, the parties agree that the definition of a Change of Control shall be governed by Delaware law.

(f) Non-Exclusivity of Rights; Resignation from Boards; Clawback.

(i) Nothing in this Agreement shall prevent or limit the Executive’s continuing or future participation in or rights under any benefit, bonus, incentive or other plan or program provided by the Company and for which the Executive may qualify; provided, however, the Executive hereby waives the Executive’s right to receive payments under any severance plan or similar program applicable to employees of the Company.

(ii) Except as otherwise determined by the Board, if the Executive’s employment with the Company terminates for any reason, the Executive shall immediately resign from all boards of directors of the Company Entities (including, without limitation, the Board if applicable), and any other entities for which the Executive serves as a representative of the Company and any committees thereof, provided that, prior to Executive’s termination of employment, the Executive may petition the Board in writing for the Board to waive the Executive’s required resignation from the Board (if applicable) following Executive’s termination. The Board will take formal action on such petition within 10 Business Days of its receipt thereof.

(iii) Except to the extent prohibited by California law, including California Labor Code Sections 221 and 224, the Executive agrees that the Executive will be subject to any compensation clawback, recoupment and anti-hedging policies that may be applicable to the Executive as an executive of the Company, as in effect from time to time and as approved by the Board or a duly authorized committee thereof.

(g) Benefits of Agreement; Assignment. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, executors, administrators, legal representatives, successors and assigns of the Parties hereto, except that the duties and responsibilities of the Executive under this Agreement are of a personal nature and shall not be assignable or delegable in whole or in part by the Executive. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of the Company, within fifteen (15) days of such succession, expressly to assume and agree to perform this Agreement in the same manner and to the same extent as the Company would be required to perform if no such succession had taken place and the Executive acknowledges that in such event the obligations of the Executive hereunder, including but not limited to those under Sections 14 or 15, will continue to apply in favor of the successor. Without limitation, the Company may move the Executive’s employment from the Company to Shift, or another Company Entity at which other officers of the Company are employed.

(h) Waiver of Breach. No delay or omission by a party in exercising any right, remedy or power under this Agreement or existing at law or in equity shall be construed as a waiver thereof, and any such right, remedy or power may be exercised by such party from time to time and as often as may be deemed expedient or necessary by such party in its sole discretion.

(i) Severability. In the event that any provision of this Agreement is determined to be partially or wholly invalid, illegal or unenforceable in any jurisdiction, then such provision shall, as to such jurisdiction, be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or if such provision cannot be modified or restricted, then such provision shall, as to such jurisdiction, be deemed to be excised from this Agreement; provided, however, that the binding effect and enforceability of the remaining provisions of this Agreement, to the extent the economic benefits conferred upon the Parties by virtue of this Agreement remain substantially unimpaired, shall not be affected or impaired in any manner, and any such invalidity, illegality or unenforceability with respect to such provisions shall not invalidate or render unenforceable such provision in any other jurisdiction.

(j) Remedies. All remedies hereunder are cumulative, are in addition to any other remedies provided for by law and may, to the extent permitted by law, be exercised concurrently or separately, and the exercise of any one remedy shall not be deemed to be an election of such remedy or to preclude the exercise of any other remedy. The Executive acknowledges that in the event of a breach of any of the Executive’s covenants contained in Sections 14 or 15, the Company shall be entitled to immediate relief enjoining such violations in any court or before any judicial body having jurisdiction over such a claim.

(k) Survival. The respective rights and obligations of the Parties hereunder shall survive the termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

(l) Jurisdiction. Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any California state court or federal court of the United States of America sitting in the state of California, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any related agreement or for recognition or enforcement of any judgment. Each of the Parties hereto hereby irrevocably and unconditionally agrees that jurisdiction and venue in such courts would be proper, and hereby waive any objection that such courts are an improper or inconvenient forum. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related agreement in any California state or federal court. Each of the Parties hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(m) Withholding. All payments under this Agreement shall be made subject to applicable tax withholding, and the Company shall withhold from any payments under this Agreement all federal, state and local taxes as the Company is required to withhold pursuant to any law or governmental rule or regulation. The Executive shall bear all expense of, and be solely responsible for, all federal, state and local taxes due with respect to any payment received under this Agreement.

(n) Compliance with Section 409A of the Code.

(i) This Agreement is intended to comply with Section 409A of the Code and its corresponding regulations, to the extent applicable. Severance benefits under the Agreement are intended to be exempt from Section 409A of the Code under the “short term deferral” exemption, to the maximum extent applicable, and then under the “separation pay” exemption, to the maximum extent applicable. Notwithstanding anything in this Agreement to the contrary, payments may only be made under this Agreement upon an event and in a manner permitted by Section 409A of the Code, to the extent applicable. As used in the Agreement, the term “termination of employment” shall mean the Executive’s separation from service with the Company within the meaning of Section 409A of the Code and the regulations promulgated thereunder. In no event may the Executive, directly or indirectly, designate the calendar year of a payment. For purposes of Section 409A of the Code, each payment hereunder shall be treated as a separate payment and the right to a series of payments shall be treated as the right to a series of separate payments. All reimbursements and in-kind benefits provided under the Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code. Notwithstanding any provision of this Agreement to the contrary, in no event shall the timing of the Executive’s execution of the Release, directly or indirectly, result in the Executive designating the calendar year of payment, and if a payment that is subject to execution of the Release could be made in more than one taxable year, payment shall be made in the later taxable year.

(ii) Notwithstanding anything herein to the contrary, if, at the time of the Executive’s termination of employment with the Company, the Company has securities which are publicly traded on an established securities market and the Executive is a “specified employee” (as such term is defined in Section 409A of the Code) and it is necessary to postpone the commencement of any payments or benefits otherwise payable under this Agreement as a result of such termination of employment to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will postpone the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the Executive) that are not otherwise paid within the ‘short-term deferral exception’ under Treas. Reg. §1.409A-1(b)(4), and the ‘separation pay exception’ under Treas. Reg. §1.409A-1(b)(9)(iii), until the first payroll date that occurs after the date that is six months following the Executive’s “separation of service” (as such term is defined under Section 409A of the Code) with the Company. If any payments are postponed due to such requirements, such postponed amounts will be paid in a lump sum to the Executive on the first payroll date that occurs after the date that is six months following the Executive’s separation of service with the Company. If the Executive dies during the postponement period prior to the payment of postponed amount, the amounts withheld on account of Section 409A of the Code shall be paid to the personal representative of the Executive’s estate within sixty (60) days after the date of the Executive’s death.

(o) Attorneys’ Fees. The Company shall reimburse the Executive for the Executive’s reasonable legal fees incurred in connection with review of and revisions to this Agreement, in an amount not to exceed Twenty-Five Thousand dollars ($25,000).

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date and year first above written.

SHIFT TECHNOLOGIES, INC.

By:	/s/ Oded Shein
Name:	Oded Shein
Title:	Chief Financial Officer

SHIFT PLATFORM, INC.

By:	/s/ Oded Shein
Name:	Oded Shein
Title:	Chief Financial Officer

EXECUTIVE

By:	/s/ Ayman Moussa
Name:	Ayman Moussa

Exhibit A

Form of Award Agreement

[Attached]

SHIFT TECHNOLOGIES, INC.

Employment INDUCEMENT GRANT AGREEMENT

THIS EMPLOYMENT INDUCEMENT GRANT AGREEMENT (this “Agreement”), dated __________ (the “Date of Grant”) between Shift Technologies, Inc., a Delaware corporation (the “Company”), and Ayman Moussa (the “Grantee”), is a grant of restricted Stock Units (“RSUs”) subject to the terms, definitions and provisions of the Company’s Employment Inducement Plan (the “Plan”), a copy of which has been made available to the Grantee, which is incorporated herein by reference, and the terms of this Agreement, although the Grant (defined below) is issued as an inducement award pursuant to NASDAQ Listing Rule 5635(c)(4), is not issued under the Plan and the shares of Stock issued pursuant to this Grant shall not be considered as issued under the Plan. Unless otherwise defined herein, terms not defined in this Agreement shall have the meanings ascribed to them in the Plan. In the event of a conflict between the terms and conditions of the Plan and those of this Agreement, the terms and conditions of this Agreement shall prevail.

1. Award. Subject to the terms and conditions of the Plan and subject further to the terms and conditions herein set forth, the Company hereby grants the Grantee 1,900,000 RSUs, subject to the vesting terms set forth in Section 2 below (the “Grant”). Subject to the provisions of this Agreement and the Plan, each vested RSU represents the right to receive one (1) share of Stock. The RSUs shall apply only with respect to a whole number of shares of Stock.

2. Vesting.

(a) Certain of the RSUs shall vest based on the passage of time (“Time RSUs”) and certain of the RSUs shall vest upon a combination of the passage of time and the achievement of specified performance metrics (“Performance RSUs” or “PSUs”). For purposes of clarity, references to RSUs include both Time RSUs and PSUs. 950,000 RSUs subject to this award are Time RSUs and 950,000 RSUs subject to this award are Performance RSUs. The Time RSUs and Performance RSUs shall vest in accordance with the vesting schedules below. Until such vesting conditions are met, unvested RSUs shall remain subject to forfeiture in accordance with the terms of Section 3 hereof. RSUs will vest in whole numbers; any fractional amounts will be rounded down and will be available to vest (in whole numbers) in the next vesting period.

(b) The Time RSUs shall vest, subject to the Grantee’s continuous employment with the Company or an Affiliate (“Continuous Service”) through the applicable vesting date, as follows:

(1)	237,500 Time RSUs are eligible to vest on June 30, 2024; and

(2)	712,500 Time RSUs are eligible to vest quarterly over the three (3) year period commencing on July 1, 2024, in equal installments of 59,375 per quarter, with the first quarterly vesting date occurring September 30, 2024, and the last on June 30, 2027.

(3)	In the event of a Change of Control, any then outstanding and unvested Time RSUs shall vest immediately prior to such Change of Control.

(c) The PSUs shall vest as follows, subject to the Grantee’s Continuous Service through the applicable vesting date:

(i) 2023 PSUs.190,000 PSUs shall be eligible to vest on December 31, 2023, provided that the following performance criteria is achieved (the “2023 Performance Criteria”): An EBITDA loss of no more than $12 million for the period from July 1, 2023 through December 31, 2023.

(ii) 2024-2027 PSUs. Subject to the Grantee’s Continuous Service through the applicable vesting date, each tranche of PSUs in Table 1 below (the “2024-2027 PSUs”) shall be eligible to vest on the last day of the calendar quarter of the calendar quarter in which the applicable Performance Requirement and Service Requirement have both been met (for the avoidance of doubt, the Performance and Service Requirements may be met in different calendar quarters and vesting shall occur at the last day of the later calendar quarter).

The following rules shall apply to such vesting:

(1)	A Performance Requirement will be considered achieved if the Company’s 20-Day Average Price of a share of Stock equals or exceeds the price set forth in Table 1 on any day beginning on the Date of Grant and prior to the 4th anniversary of the Date of Grant.

(2)	A Service Requirement will be considered achieved if the Grantee remains in Continuous Service through the applicable date set forth in Table 1.

(3)	Tranche 1 through 4 may not vest prior to January 1, 2024. Any tranche meeting the Performance and Service Requirements prior to such date shall be eligible to vest on March 31, 2024, but not sooner.

(4)	Tranche 5 through 8 may not vest prior to January 1, 2025. Any tranche meeting the Performance and Service Requirements prior to such date shall be eligible to vest on March 31, 2025, but not sooner.

(5)	Any PSUs not vested by the fourth (4th) anniversary of the Date of Grant shall immediately terminate thereafter and become null and void.

(6)	In the event of a Change of Control whereby shares of Stock are valued at or in excess of a Performance Requirement price, the tranche underlying such price (and all lesser tranches) shall vest as of such Change of Control without regard to satisfaction of any Service Requirement or 20-Day Average Price requirement and, notwithstanding the Plan, or any other plan, arrangement or agreement of the Company applicable to the Grantee, any outstanding and unvested tranches not vested by the Change of Control shall immediately terminate thereafter and become null and void as of such Change of Control.

Table 1

Tranche	PSUs Eligible for Vesting	Performance Requirement (20-Day Average Price)	Service Requirement
1	95,000	$2.00	9-month anniversary of the Date of Grant
2	95,000	$2.77	12-month anniversary of the Date of Grant
3	95,000	$3.95	15-month anniversary of the Date of Grant
4	95,000	$5.13	18-month anniversary of the Date of Grant
5	95,000	$6.31	21-month anniversary of the Date of Grant
6	95,000	$7.49	24-month anniversary of the Date of Grant
7	95,000	$8.67	27-month anniversary of the Date of Grant
8	95,000	$9.25	30-month anniversary of the Date of Grant
TOTAL POSSIBLE	760,000

3. Termination of Service. Except as set forth in any separate written agreement between Grantee and the Company, when the Grantee’s Continuous Service terminates, any applicable outstanding and unvested Time RSUs and PSUs shall immediately terminate and become null and void.

4. Definitions.

(a) “20-Day Average Price” means, with respect to a specified date, the average closing price of a share of Stock for the twenty (20) business days ending on and including such reference date.

(b) “EBITDA” means, for a given period, earnings before income taxes, depreciation, and amortization, as such terms are used in the Company’s financial statements.

(c) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(d) “Performance Requirement” means the 20-Day Average Prices set forth in Table 1.

5. Settlement. During the first open trading window of the Company following the end of each calendar quarter (i.e., March 31, June 30, September 30, December 31), the Company shall deliver to the Grantee one (1) share of Stock in settlement of each RSU that became vested during such calendar quarter, but in any event, within the period ending on the later to occur of the date that is 2 ½ months after the end of (i) the Grantee’s tax year that includes the date that the RSU became vested, or (ii) the Company’s tax year that includes the date that the RSU became vested. Notwithstanding the above, the delivery of the Stock shall be delayed if the immediate sale of such Stock would cause the Grantee to be in violation of Section 16 of the Exchange Act or Rule 10b-5 under the Exchange Act until the first business day upon which the Grantee would be able to sell such Stock in compliance with Section 16 and Rule 10b-5 of the Exchange Act; provided, however, that in no event will the delivery of such Stock be delayed subsequent to the deadline in the immediately preceding sentence. In no case will the Grantee be permitted, directly or indirectly, to specify the taxable year of delivery of any RSU subject to this Agreement. Notwithstanding the forgoing, in the event of a Change of Control, vested RSUs shall be settled within 10 days of such Change of Control.

6. Delivery of Stock. Certificates or evidence of book-entry shares representing the Stock issued upon settlement of RSUs pursuant to Section 5 of this Agreement will be delivered to or otherwise made available to the Grantee (or, at the discretion of the Grantee, joint in the names of the Grantee and the Grantee’s spouse) or to the Grantee’s nominee at such person’s request. Delivery of shares of Stock under this Agreement will comply with all applicable laws (including, the requirements of the Exchange Act), and the applicable requirements of any securities exchange or similar entity.

7. Shareholder Rights. An RSU is not a share of Stock, and thus, the Grantee will have no rights as a stockholder with respect to the RSUs.  Dividend Equivalents shall accrue on shares underlying the RSUs awarded hereunder and such dividends will be paid to Grantee upon the vesting of such RSUs.

8. Transferability. The RSUs subject to this Award may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered before they vest in accordance with Section 2. After such RSUs vest and are settled in accordance with Sections 2 and 5, no sale or disposition of such shares shall be made in the absence of an effective registration statement under the Exchange Act with respect to such shares unless an opinion of counsel satisfactory to the Company that such sale or disposition will not constitute a violation of the Exchange Act or any other applicable securities laws is first obtained.

9. Change in Capital Structure. The terms of this Agreement, including the number of shares of Stock subject to this RSU and the applicable performance objectives shall be adjusted as the Administrator determines in good faith is equitably required in the event the Company effects one or more stock dividends, spinoffs, recapitalizations, stock splits, combinations, exchanges or consolidations of shares or other similar changes in capitalization.

10. Withholding.

(a) The Grantee understands that when the RSUs are settled, the Grantee will be obligated to recognize income, for Federal, state and local income tax purposes, as applicable, in an amount equal to the Fair Market Value of the share of Stock as of such date, and the Grantee is responsible for all tax obligations that arise in connection with the RSUs.

(b) Whenever shares of Stock are to be issued upon settlement of the RSUs, the Grantee shall assume sole responsibility for discharging all tax and other obligations associated therewith. The Company has no duty or obligation to minimize the tax consequences to the Grantee and will not be liable to the Grantee for any adverse tax consequences arising in connection with this Award.

(c) In its sole discretion, the Administrator may permit the Grantee to satisfy the Company’s tax withholding obligation with respect to RSUs settled in Stock by having shares withheld in accordance with Section 16(b) of the Plan (or in accordance with such other process determined by the Administrator). The elections described in this subsection (c) must be in a form and manner prescribed by the Administrator and may be subject to the prior approval of the Administrator.

11. Compliance with Section 409A of the Code. It is the intention of the Company that the Award and Plan are intended either to provide compensation that is exempt from Section 409A of the Code and the rules, regulations and other authorities promulgated thereunder (including the transition rules thereof) (collectively, “Section 409A”), (by reason of being a short-term deferral) or that is nonqualified deferred compensation that is compliant in all regards with the requirements of Section 409A, and all provisions of this Agreement will be construed and interpreted in a manner consistent with this intent. If the Grantee is a “specified employee” (within the meaning set forth in Section 409A(a)(2)(B)(i) of the Code) as of the date of the Grantee’s “separation from service” (within the meaning of Treasury Regulation Section 1.409A-1(h) and without regard to any alternative definition thereunder), then the issuance of any shares of Stock that would otherwise be made upon the date of the separation from service or within the first six (6) months thereafter will not be made on the originally scheduled date(s) and will instead be issued in a lump sum on the earlier of: (i) the fifth business day following the Grantee’s death, or (ii) the date that is six (6) months and one day after the date of the separation from service, with the balance of the shares of Stock issued thereafter in accordance with the original vesting and issuance schedule set forth above, but if and only if such delay in the issuance of the shares of Stock is necessary to avoid the imposition of adverse taxation on the Grantee in respect of the shares of Stock under Section 409A. Each installment of shares of Stock that vests is intended to constitute a “separate payment” for purposes of Treasury Regulation Section 1.409A-2(b)(2). In no event shall the Company be liable for any additional tax, interest, income inclusion or other penalty that may be imposed on the Grantee by Section 409A or for damages for failing to comply with Section 409A.

12. Amendment. The Administrator may at any time amend, modify or terminate the Plan and this Agreement; provided, however, that, (i) except as otherwise specifically permitted under the Plan, no such action of the Administrator shall adversely affect the Grantee’s rights under this Agreement without the consent of the Grantee, and (ii) a “material” amendment to this Agreement (“materiality” to be assessed in accordance with Nasdaq Listing Rule 5635(c)) shall require Company shareholder approval. The Administrator, to the extent it deems necessary or advisable in its sole discretion, reserves the right, but shall not be required, to unilaterally amend or modify this Agreement so that the award qualifies for exemption from or complies with Section 409A.

13. Interpretation. This Agreement and the rights of the Grantee hereunder are subject to all of the terms and conditions of the Plan, as it may be amended from time to time, as well as to such rules and regulations as the Administrator may adopt for administration of the Plan. It is expressly understood that the Administrator is authorized to administer, construe and make all determinations necessary or appropriate for the administration of the Plan and this Agreement, all of which shall be binding upon the Grantee.

14. No Right to Continued Employment. This Agreement shall not confer upon the Grantee any right to continue to provide services, nor shall this Agreement interfere in any way with the Company’s right to terminate the Grantee’s employment at any time.

15. Conflicts. In the event of any conflict between the provisions of the Plan as in effect on the Date of Grant and the provisions of this Agreement, the provisions of this Agreement shall govern. All references herein to the Plan mean the Plan as in effect on the date hereof.

16. Grantee Bound by Plan. The Grantee hereby acknowledges that a copy of the Plan has been made available to him or her and agrees to be bound by all the terms and provisions thereof.

17. Binding Effect. Subject to the limitations stated above and in the Plan, this Agreement shall be binding upon and inure to the benefit of the successors of the Grantee and any transferee of the Grantee in accordance with Section 8 and the successors of the Company.

18. Governing Law. This Agreement shall be governed by the laws of the State of Delaware.

19. Counterparts. This Agreement may be executed in counterparts, which shall be deemed originals with the same effect as if both parties had signed the same document. Any counterpart shall be construed together with any other counterpart and both shall constitute one Agreement. For the purposes of this Agreement, a facsimile or PDF copy of a signature shall be construed to be an original.

20. Clawback Policy. Grantee acknowledges and agrees to the applicable of Section 21(h) of the Plan.

[Signatures appear on following page]

IN WITNESS WHEREOF, the Company has caused its duly authorized officer to execute this Agreement, and the Grantee has placed his or her signature hereon, effective as of the Date of Grant.

SHIFT TECHNOLOGIES, INC.

By:
Signature
Name:

Title:

Date:

I hereby accept this Grant and I agree to be bound by the terms of the Plan and this Grant. I further agree that all of the decisions and interpretations of the Company with respect thereto shall be final and binding.

GRANTEE:		IF GRANTEE’S SPOUSE MUST SIGN:*

By:		By:
	Signature		Signature
Name:		Name:
	Print Name		Print Name

*	If the Grantee is married and holds RSUs jointly with the Grantee’s spouse or resides in a community property state, both the Grantee and Grantee’s spouse must sign this RSU Agreement. The community property states are Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas and Washington.

Exhibit B

Form of Release

[Attached]

Release Agreement

This Release Agreement (the “Agreement”), by and between Shift Platform, Inc. (the “Company”) and Ayman Moussa (“You” or “Your”) (the Company and You collectively referred to as the “Parties”) is entered into and effective as of _____________ (the “Effective Date”). You and the Company previously entered into that certain Employment Agreement, dated as of _________________, as amended from time to time (the “Employment Agreement”).

1. Separation Date; Accrued Obligations. The Parties acknowledge and agree that Your employment with the Company terminated effective as of ________________ (the “Separation Date”). The Company will pay You all Accrued Obligations (as defined in the Employment Agreement), as provided in Section 8(b) of the Employment Agreement.

2. Separation Payments. Provided that You satisfy the conditions of this Agreement, including the return of all Company property, and do not revoke this Agreement, the Company shall pay [DESCRIBE APPLICABLE BENEFITS] in accordance with Section [__] of the Employment Agreement, which together with Sections [14(c), 15, and 16] of the Employment Agreement, are incorporated herein (the “Separation Payments”). Notwithstanding the foregoing, in the event of a material, uncured breach of this Agreement, You acknowledge and agree that the Company shall have the right, upon five (5) days’ notice to You, to file a lawsuit against You for damages.

3. Employee Benefits; Equity Awards. Because You are no longer employed, Your rights to any particular employee benefit shall be governed by applicable law and the terms and provisions of the Company’s various employee benefit plans and arrangements. You agree that the treatment of any equity-based compensation awards granted to You by Company under an equity agreement will be governed by the terms of such awards and such equity agreement as such awards and terms are described in Appendix A, attached hereto (the “Unreleased Equity Awards”). Notwithstanding anything to the contrary contained herein, this Release shall not apply to the enforcement of the Unreleased Equity Awards. Following the Separation Date, the Company will not grant You any equity-based compensation awards.

4. Release. In exchange for the Separation Payments, You release and discharge the Company1 from any and all claims, actions, or lawsuits of any kind or nature (and will not cause any action, lawsuit or claim to be commenced) based upon facts, transactions, or omissions that occurred on or before the date You sign this Agreement, arising out of Your employment or the cessation of Your employment, claims arising out of the Employee Retirement Income Security Act of 1974 (ERISA), 29 U.S.C. §§ 1001-1461, claims to stock options, claims to the vesting of stock options, claims arising out of or relating to equity or other ownership interest in the Company (other than the Unreleased Equity Awards), claims for breach of contract, claims for tort, negligent hiring, negligent retention, negligent supervision, negligent training, employment discrimination, retaliation, or harassment, as well as any other statutory or common law claims, at law or in equity, recognized under any federal, state, or local law. You also release any claims for unpaid sick pay, discretionary bonuses, attorneys’ fees, or any other discretionary amounts. You agree that You are not entitled to any additional payment or benefits from the Company, except as set forth in this Agreement or under an Unreleased Equity Award. You further agree that You have suffered no harassment, retaliation, employment discrimination, or work-related injury or illness and that You do not believe that this Agreement is a subterfuge to avoid disclosure of sexual harassment or gender discrimination allegations or to waive such claims. You acknowledge and represent that, upon receipt of the Accrued Obligations, You (i) will have been fully paid (including, but not limited to, any overtime to which You are entitled, if any) for hours You worked for the Company, and (ii) do not claim that the Company violated or denied Your rights under the Fair Labor Standards Act or under applicable state or local law. Notwithstanding the foregoing, the release of claims set forth in this Section does not waive (x) Your right to receive benefits under the Company’s 401(k) or other employee benefit plan, if any, that either (a) have accrued or vested prior to the Effective Date, or (b) are intended, under the terms of such plans, to survive Your separation from the Company, (y) Your rights to be indemnified under applicable law or Your indemnity agreement or any other indemnification arrangement or D&O insurance policy applicable to You or (z) Your rights to enforce this Agreement, workers’ compensation claims, claims for unemployment insurance benefits, or claims that, by law, cannot be waived. In the event any claim or suit is filed on Your behalf against the Company by any person or entity, You waive any and all rights to receive monetary damages or injunctive relief in Your favor from or against the Company.

[1]	For purposes of Sections 4, 5 and 6 of this Agreement, the term “Company” includes the Company, the Company’s parents, subsidiaries, affiliates, and all related companies, as well as each of their respective current and former officers, directors, shareholders, members, managers, employees, agents, and any other representatives, any employee benefits plan of the Company, and any fiduciary of those plans, in each case, in their capacity as such.

5. ADEA/OWBPA Waiver. By agreeing to this provision, You release and waive any right or claim against the Company1 arising out of Your employment or the termination of Your employment with the Company under the Age Discrimination in Employment Act, as amended, 29 U.S.C. § 621 et seq. (“ADEA”), and the Older Workers Benefit Protection Act, 29 U.S.C. § 621 et seq. (“OWBPA”) (such release and waiver referred to as the “Waiver”). You understand and agree that, (i) this Agreement is written in a manner that You understand; (ii) You do not release or waive rights or claims that may arise after You sign this Agreement; (iii) You waive rights and claims You may have had under the OWBPA and the ADEA, but only in exchange for payments and/or benefits in addition to anything of value to which You are already entitled; (iv) You are advised to consult with an attorney before signing this Agreement; (v) You have twenty-one (21) calendar days from receipt of this Agreement to consider whether to sign it (the “Offer Period”). The Parties agree that the Company may revoke this offer at any time prior to Your acceptance. However, if You sign before the end of the Offer Period, You acknowledge that Your decision to do so was knowing, voluntary, and not induced by fraud, misrepresentation, or a threat to withdraw, alter, or provide different terms prior to the expiration of the Offer Period. You agree that changes or revisions to this Agreement, whether material or immaterial, do not restart the running of the Offer Period; (vi) You have seven (7) calendar days after signing this Agreement to revoke this Agreement (the “Revocation Period”). If You do not timely accept the Agreement within the Offer Period or if you timely revoke, the Agreement shall not be effective or enforceable and You shall not be entitled to the consideration set forth in this Agreement. To be effective, the revocation must be in writing and received by [TBD], prior to expiration of the Revocation Period; and (vii) this Waiver shall not become effective or enforceable until the Revocation Period has expired.

6. Unknown Claims and Section 1542 Waiver. You expressly waive any and all rights that You may have under any state or local statute, executive order, regulation, common law and/or public policy related to unknown claims, including but not limited to California Civil Code Section 1542, which provides:

A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release, and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.

7. No Admission of Liability. This Agreement is not an admission of liability by the Company. The Company denies any liability whatsoever. The Company enters into this Agreement to reach a mutual agreement concerning Your separation from the Company.

8. Restrictive Covenants and Dispute Resolution. You acknowledge and agree that You continue to be subject to the provisions of Sections 14(c), 15 and 16 of the Employment Agreement, the terms of which survive Your separation from the Company and are incorporated herein mutatis mutandis.

9. Return of Company Property. You shall immediately return to the Company all of the Company’s property, including, but not limited to, computers, computer equipment, office equipment, mobile phone, keys, passcards, credit cards, confidential or proprietary lists (including, but not limited to, customer, supplier, licensor, and client lists), tapes, laptop computer, electronic storage device, software, computer files, marketing and sales materials, and any other property, record, document, or piece of equipment belonging to the Company. You shall not (a) retain any copies of the Company’s property, including any copies existing in electronic form, which are in Your possession, custody, or control, or (b) destroy, delete, or alter any Company property, including, but not limited to, any files stored electronically, without the Company’s prior written consent. The obligations contained in this Section shall also apply to any property which belongs to a third party, including, but not limited to, (i) any entity which is affiliated or related to the Company, or (ii) the Company’s customers, licensors, or suppliers.

10. Prohibited Post-Employment Activities. You acknowledge and agree that, effective as of the Separation Date: (a) You removed any reference to the Company as Your current employer from any source You control, either directly or indirectly, including, but not limited to, any Social Media such as LinkedIn, Facebook, Google+, Twitter and/or Instagram, and (b) You are not permitted to represent Yourself as currently being employed by the Company to any person or entity, including, but not limited to, on any Social Media. For purposes of this Section, “Social Media” means any form of electronic communication (such as Web sites for social networking and micro blogging) through which users create online communities to share information, ideas, personal messages and other content, such as videos.

11. Entire Agreement. This Agreement, together with the provisions of the Employment Agreement incorporated herein, constitutes the entire agreement between the Parties. This Agreement supersedes any prior communications, agreements, or understandings, whether oral or written, between the Parties arising out of or relating to Your employment and the termination of that employment. Other than the terms of this Agreement, no other representation, promise, or agreement has been made with You to cause You to sign this Agreement.

12. Non-Interference. Notwithstanding anything to the contrary set forth in this Agreement or in any other agreement between You and the Company, nothing in this Agreement or in any other agreement shall limit Your ability, or otherwise interfere with Your rights, to (a) file a charge or complaint with law enforcement, the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission, or any other federal, state, or local governmental agency or commission (each a “Government Agency”), (b) communicate with or cooperate with any Government Agency or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company, (c) receive an award for information provided to any Government Agency, (d) seek or obtain confidential legal advice, (e) discuss or disclose information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that you have reason to believe is unlawful, or (f) engage in activity specifically protected by Section 7 of the National Labor Relations Act, or any other federal or state statute or regulation.

13. Voluntary Agreement. You acknowledge the validity of this Agreement and represent that You have the legal capacity to enter into this Agreement. You acknowledge and agree You have carefully read the Agreement, know and understand the terms and conditions, including its final and binding effect, and sign it voluntarily.

14. Execution. This Agreement may be executed in one or more counterparts, including, but not limited to, facsimiles and scanned images, and it shall not be necessary that the signatures of all Parties hereto be contained on any one counterpart. Each counterpart shall for all purposes be deemed to be an original, and each counterpart shall constitute this Agreement.

14. Governing Law. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA WITHOUT REFERENCE TO PRINCIPLES OF CONFLICTS OF LAWS OF CALIFORNIA OR ANY OTHER JURISDICTION, AND, WHERE APPLICABLE, THE LAWS OF THE UNITED STATES.

If the terms set forth in this Agreement are acceptable, please initial each page, sign below and return the signed original to the [TBD], on or before the [21st][45th] day after You receive this Agreement. If the Company does not receive a signed original on or before the [21st][45th] day after You receive this Agreement, then this offer is revoked, and You shall not be entitled to the consideration set forth in this Agreement.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement to be effective as of the Effective Date.

Shift Platform, Inc.	Ayman Moussa

By:

Its:	Date:

Date:

Appendix A to Release Agreement

Exhibit C

Prior Materials

☐ No Prior Materials

☐ Prior Materials include:_____________________________________________________

C-1

Exhibit 99.1

Shift Appoints Experienced Auto Entrepreneur Ayman Moussa as New CEO and Board Member

SAN FRANCISCO, June 9, 2023 (GLOBE NEWSWIRE) -- Shift (Nasdaq: SFT) today announced that its Board of Directors has appointed Ayman Moussa as Chief Executive Officer and a member of the Board, effective immediately June 9, 2023.

Ayman Moussa is an automotive entrepreneur and CEO with over 20 years of industry experience and leadership. In 2009, he founded Carnamic, a group of new and pre-owned auto dealerships in Northern California. Carnamic has 8 locations and over $200 million in annual revenue.

“With his considerable automotive dealership experience as a founder and operator and a proven track record, we are confident Ayman is ideally positioned to lead Shift during this critical juncture for the company,” said Victoria McInnis, Lead Director of the Board. “His operational expertise, especially in sales and processes, will significantly advance the execution of our omnichannel sales model.”

“I am honored to have the opportunity to lead Shift at this pivotal time as we focus on our path to profitability,” said Mr. Moussa. “I have tremendous respect for the Shift brand, its mission to make car purchase and ownership simple, and its unique vehicle acquisition engine. Having founded and led profitable auto dealerships, I believe there is significant opportunity to improve unit economics and bring the company to EBITDA profitability. I plan to hit the ground running and act with a sense of urgency in implementing process improvements.”

Mr. Moussa succeeds Jeff Clementz, who will remain with the Company as a strategic advisor to Moussa, the Board, and the management team during a transition period. Mr. Clementz will step down from the Board effective immediately.

“On behalf of the Board, I would like to extend sincere appreciation to Jeff for his efforts and dedication to the Company,” said Ms. McInnis. “Jeff led the Company through the CarLotz integration, and his significant ecommerce experience was invaluable in the implementation of the omnichannel sales model. We wish him the best in his future endeavors.”

Update on Strategic Alternatives Review Process

The strategic alternatives review by the Shift Board of Directors is ongoing and includes the evaluation of options regarding the Company’s debt.

Inducement Grant under Nasdaq Listing Rule 5635(c)(4)

Shift and Mr. Moussa entered into an employment agreement, dated June 8, 2023 (the “Employment Agreement”), in connection with his appointment as Chief Executive Officer. The Employment Agreement provides, among other things, that Mr. Moussa is entitled to receive an equity award (the “Employment Inducement Award”) consisting of 1,900,000 restricted stock units, 950,000 of which shall vest based on the passage of time (“Time RSUs”) and 950,000 of which shall vest upon a combination of the passage of time and the achievement of specified performance metrics (“Performance RSUs”), in each case subject to continued employment through the applicable vesting date. 237,500 Time RSUs will vest on June 30, 2024 and the remaining Time RSUs will vest quarterly in equal installments over the following three years. 190,000 Performance RSUs will vest on December 31, 2023 subject to the achievement of a specified EBITDA metric, and the remaining Performance RSUs will vest over calendar years 2024 through 2027 subject to the achievement of specified stock price metrics and certain minimum periods of service.

The Employment Inducement Award was approved by Shift’s Board of Directors and Leadership Development, Compensation and Governance Committee on June 8, 2023 and will be granted to Mr. Moussa as a material inducement to Mr. Moussa’s employment, in accordance with Nasdaq Listing Rule 5635(c)(4). The Employment Inducement Award will be granted outside of Shift’s equity incentive plans.

About Shift

Shift Technologies, Inc. is a consumer-centric omnichannel retailer transforming the used car industry by leveraging its end-to-end ecommerce platform and retail locations to provide a technology-driven, hassle-free customer experience. Shift’s mission is to make car purchase and ownership simple — to make buying or selling a used car fun, fair, and accessible to everyone. Shift provides comprehensive, digital solutions throughout the car ownership lifecycle, enabling customers to purchase a vehicle online with financing and vehicle protection products, and a vision to provide high-value support services during car ownership. For more information please visit www.shift.com.

Forward Looking Statements; Use of Projections

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of Shift’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: Shift’s ability to launch and execute its dealer marketplace strategy, grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; changes in applicable laws, regulations, and government policies; general economic conditions, including interest rate movements; the possibility that Shift may be adversely affected by other economic, business, and/or competitive factors; the operational and financial outlook of Shift; Shift’s liquidity and capital resources; and factors described in more detail under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and in the Company’s other filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Shift undertakes no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. Shift gives no assurance that it will achieve its expectations.

Investor Relations:

Susan Lewis

IR@shift.com

Media Contact:

press@shift.com

Source: Shift Technologies, Inc.